                                1,253,648 Shares
                               CHIRON CORPORATION
                                  COMMON STOCK

     Chiron Corporation ("Chiron" or the "Company") hereby offers to sell up to 442,815 shares of its Common Stock ("Common Stock"), to the holders of certain Warrants to purchase Common Stock pursuant to the valid exercise of such Warrants. Such warrants (the "Warrants") were issued by Cetus Corporation, a wholly owned subsidiary of the Company ("Cetus"), and were assumed by Chiron upon its acquisition of Cetus in December 1991. No fractional shares will be sold.

     The Warrants include (i) a warrant to purchase an aggregate 150,000 shares of the Company's Common Stock at $52.50 per share (the "Roche Warrant"), and
(ii) warrants to purchase an aggregate 292,815 shares of the Company's Common Stock at $95.33 per share (the "CHLP II Warrants").

     In addition, Chiron hereby offers to sell up to 810,833 shares of its Common Stock to the holders of certain 5-1/4 Per Cent Convertible Subordinated Debentures due 2002 (the "Debentures") which were issued by Cetus and were convertible, at the option of the holder, into shares of Cetus Common Stock. Chiron, upon its acquisition of Cetus, entered into a supplemental indenture providing that each holder of a Debenture will have the right to convert the Debenture, in lieu of conversion into shares of Cetus Common Stock, into shares of Chiron Common Stock. No fractional shares of Chiron Common Stock will be issued upon conversion of the Debentures.

     On December 8, 1995, the closing price for the Common Stock of the Company in the over-the-counter market as reported on the Nasdaq National Market ("NASDAQ") was $106.50 per share. The Common Stock is traded on NASDAQ under the symbol CHIR.

     The principal executive offices of the Company are located at 4560 Horton Street, Emeryville, California 94608, and the telephone number is (510) 655-8730.

     THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------------------------
                                                                      Underwriting Discounts and
                                  Price to Public                     Commissions                   Proceeds to Company (1)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    See "Offering of Common
                                  See "Offering of Common                                           Stock Upon Exercise of
Per Share                         Stock Upon Exercise of                    --                      Warrants or Conversion of
                                  Warrants or Conversion of                                         Debentures"
                                  Debentures"
------------------------------------------------------------------------------------------------------------------------------------

                                  See "Offering of                                                  See "Offering of Common
                                  Common Stock Upon Exer-                                           Stock Upon Exercise of
Total                             cise of Warrants or                       --                      Warrants or Conversion of
                                  Conversion of Debentures"                                         Debentures"

------------------------------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses relating to this offering estimated to be approximately $74,500.

                THE DATE OF THIS PROSPECTUS IS DECEMBER 11, 1995.

                                   TRADEMARKS

     The following trademarks appear in this Prospectus: Betaseron-Registered Trademark-is a registered trademark of Berlex Laboratories, Inc.; Proleukin-Registered Trademark-is a registered trademark of Chiron Therapeutics, a subsidiary of Chiron; and Myotrophin-Registered Trademark-is a registered trademark of Cephalon Inc.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial statements and other matters. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Regional Offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the SEC a Form S-3 Post-Effective Amendment
No. 2 to a Form S-4 Registration Statement (herein, together with all amendments thereto, called the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement, including the financial schedules and exhibits incorporated therein by reference or filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement shall be deemed qualified in its entirety by such reference.

     The Company's Common Stock is listed on the Nasdaq National Market. All reports, proxy statements and other information filed by the Company with the National Association of Securities Dealers, Inc. ("NASD") may be inspected at the offices of the NASD at 1735 K Street, N.W., Washington, D.C. 20006.

                      INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company (File No. 0-12798) with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this
Prospectus:

          (1)  Annual Report on Form 10-K for the year ended December 31, 1994;

          (2) Quarterly Reports on Form 10-Q for the quarters ended April 2, 1995, July 2, 1995 and October 1, 1995;

          (3) Current Reports on Form 8-K dated January 4, 1995, March 6, 1995, March 10, 1995, April 24, 1995, May 5, 1995 and September 29, 1995 and Form 8-K/A dated January 4, 1995, filed on March 17, 1995, and Form 8-K/A dated September 29, 1995, filed on November 13, 1995;

          (4) Chiron's Definitive Proxy Statement for the Annual Meeting of Stockholders held on May 18, 1995, filed on April 19, 1995; and

          (5) The description of the Company's Common Stock contained in the Registration Statement on Form 8-A filed with the SEC on August 28, 1984 under Section 12 of the Exchange Act, including any amendment or report for the purpose of updating that description (Registration No. 0-12798).

     All documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date any such document is filed.

     Any statements contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in any other subsequently filed document which also is incorporated by reference in this Prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO OFFICE OF THE SECRETARY, CHIRON CORPORATION, 4560 HORTON STREET, EMERYVILLE, CALIFORNIA 94608, TELEPHONE NUMBER (510) 655-8730.

                                   THE COMPANY

     Chiron applies biotechnology and other techniques of modern biology and chemistry to develop products intended to improve the quality of life by diagnosing, preventing and treating human disease with a goal of reducing overall healthcare costs. Chiron is a diversified company that participates in four global healthcare markets: diagnostics, including immunodiagnostics, critical care diagnostics and new quantitative probe tests; therapeutics, with an emphasis on oncology and infectious disease; pediatric and adult vaccines; and ophthalmic surgical products for the correction of vision. Its businesses include Chiron Diagnostics, Chiron Biocine, Chiron Therapeutics, Chiron Vision and Chiron Technologies. Chiron Diagnostics, which includes Ciba Corning Diagnostics Corp. ("CCD"), develops and markets automated immunodiagnostic systems, critical blood analytes and quantitative branched DNA ("bDNA") probe tests for human immunodeficiency virus ("HIV"), hepatitis C virus ("HCV") and hepatitis B virus ("HBV"). Chiron also has built a joint business in the immunodiagnostic market with Ortho Diagnostic Systems, Inc. ("Ortho"), a Johnson & Johnson company, based largely on sales of tests used to screen blood for the potential presence of HCV, which has been identified as a major cause of serious liver disease throughout the world. Chiron Therapeutics is Chiron's hospital-based direct-selling business in the United States and Europe and markets products for use principally by oncologists, primarily Proleukin-Registered Trademark-(aldesleukin) (or "IL-2") for metastatic kidney cancer. Chiron also manufactures Betaseron-Registered Trademark-(Interferon beta-1b) for relapsing-remitting multiple sclerosis. Chiron Biocine develops and markets novel adult and pediatric vaccines, including new vaccines under development for genital herpes, HCV, cytomegalovirus ("CMV") and HIV and a genetically engineered acellular pertussis vaccine on the market in Italy and in clinical trials in the United States and Europe. Chiron Vision develops and markets ophthalmic surgical products including instruments and devices used for the surgical correction of vision and an intraocular implant to deliver drugs into the eye. Chiron Technologies manages development of new technologies from the company's research including a new generation of chemical therapeutics being developed through advanced techniques of drug design and discovery and a program in gene therapy.

     In November 1994, Chiron entered into certain agreements with Ciba-Geigy Limited, a corporation organized under the laws of Switzerland, and certain of its affiliates (collectively, "Ciba") pursuant to which Ciba and Chiron formed a strategic alliance in the area of biotechnology and other new technologies in the field of human healthcare. Pursuant to these agreements, in January 1995, Ciba acquired approximately 49.9 percent of the outstanding Chiron Common Stock, in part through a tender offer for approximately 11.9 million shares of Chiron Common Stock. In addition, Chiron issued 6.6 million shares and paid $24 million in cash in exchange for all of the outstanding shares of common stock of CCD and Ciba's interests in The Biocine Company (subsequently renamed "Chiron Biocine Company") and JV Vax B.V. (of which Biocine S.p.A. is the primary operating subsidiary). Chiron and Ciba have also agreed, among other things, that Ciba will fund research and development programs at Chiron in the amount of up to $250 million (or, under certain circumstances, $300 million) through 1999, and that, at Chiron's request, from time to time through 2005, Ciba will subscribe for up to $500 million in additional shares of Chiron Common Stock. However, the specific programs to be funded are subject to Ciba's approval. In the event Chiron utilizes this research funding arrangement, Chiron will be obligated to offer to Ciba the opportunity to share in the market opportunities of any resulting products.

     In addition, Ciba and Chiron have agreed that, so long as Ciba owns equity securities representing at least 30 percent of the aggregate number of votes entitled to be voted in an election of directors of Chiron by all outstanding voting stock, Ciba will, if certain exercise conditions exist, have the right to purchase newly-issued shares of Chiron Common Stock (initially, up to a percentage of voting power equal to 49.9% or, under certain circumstances, a higher percentage as provided pursuant to such agreement). Ciba has also agreed to guarantee a $425 million credit facility for Chiron. In addition, Ciba and Chiron have entered into an agreement relating to the formation of potential future research and development collaborations, the marketing and manufacturing of bio-pharmaceutical and certain other pharmaceutical products and the potential sharing of technologies.

     During the third quarter of 1995, Chiron and Ciba entered into an investment, research support and marketing agreement to utilize research funding provided by Ciba, as discussed above. Under the terms of the agreement, Ciba will fund from time to time, at Chiron's request, research and development efforts for certain adult vaccines currently under development. In return, Ciba will receive an interest in a stream of variable royalties on worldwide sales and also promotional rights in countries other than those in North America and Europe, for such vaccines. The interests in royalties are to be acquired by Ciba through ownership of a newly organized subsidiary of Chiron. Royalties will be paid, on a country by country basis, for the longer of ten years or to the date of expiration of applicable product patents. Royalties generated from product sales prior to the year 2000 will be reinvested in funding ongoing research and development of the vaccines.

     Under the terms of the agreement, Chiron was granted an option to repurchase Ciba's interest, at cost plus an agreed-upon return. In addition, if Chiron chooses to exercise the option, Ciba will be granted certain marketing rights in countries other than those in North America and Europe with respect to the adult vaccines developed from the funding. Pursuant to the agreement, Chiron received $12 million of funding from Ciba during the third quarter of 1995. Prior to further funding by Ciba, however, Chiron and Ciba have agreed to negotiate a restructuring of the agreement to include royalty rights for one or more additional Chiron products. Chiron anticipates receiving additional funding from Ciba in future periods, pursuant to the terms of the restructured agreement.

     On March 31, 1995, Chiron Vision acquired the surgical division of IOLAB from Johnson & Johnson for approximately $96 million. The acquisition was accounted for under the purchase method of accounting, and resulted in a $10 million charge to earnings in the first quarter of 1995 to expense purchased in-process technology. The Company recorded additional charges for restructuring and integration-related expenses totaling $17 million. IOLAB's results of operations are included in Chiron's consolidated operating results from March 31, 1995, forward.

     On September 29, 1995, Chiron acquired all the outstanding common stock of Viagene in exchange for approximately $36 million in cash and 916,000 shares of Chiron Common Stock. Additionally, on September 29, 1995, unexercised options to purchase Viagene common stock were converted into options to purchase approximately 132,000 shares of Chiron Common Stock. The acquisition was accounted for under the purchase method of accounting and resulted in an approximately $130 million charge to earnings in the third quarter of 1995 to expense purchased in-process technology. Viagene's results of operations are included in Chiron's consolidated operating results from September 29, 1995, forward.

                                  RISK FACTORS

     In addition to the other information included in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. In addition, investors should carefully review information contained in the Company's reports filed pursuant to the Exchange Act in evaluating an investment in the shares offered by this Prospectus. Unless otherwise indicated "Chiron" or the "Company" shall include Chiron and its subsidiaries.

UNCERTAINTY OF FUTURE FINANCIAL RESULTS

     Profitability of the Company depends upon a number of factors. These factors include: successful integration of newly acquired businesses with Chiron; continuation of profit contribution from CCD and the newly integrated ophthalmic business; continuation of substantial profit contribution from the Chiron-Ortho joint business; continued product sales of Betaseron-Registered Trademark- in the United States and of Proleukin-Registered Trademark-worldwide; and the successful completion of clinical trials and subsequent FDA approval for commercialization of additional vaccines, diagnostics and pharmaceuticals under development. There can be no assurance whether any combination of these factors can be achieved, or that any such combination will result in continued profitability of the Company.

     The integration of CCD, Chiron Biocine Company, Biocine S.p.A., IOLAB and Viagene will have a material impact on the results of operations of the Company going forward. Although the Company has recorded the majority of the expected cost of these integrations, the Company expects to incur additional charges as these integrations are completed. Profitability of the Company is also dependent on the continued utilization of research funding available from Ciba. As part of the agreements with Ciba, Ciba agreed to provide the Company with funding totaling $250 million (which may be increased up to $300 million subject to certain reductions in the debt guarantee) over five years in support of the Company's research programs. See the description of certain agreements with Ciba in "The Company" above.

     Chiron's 50 percent share of the operating earnings of the Chiron-Ortho joint business has been a significant source of Chiron's revenues. The market for immunodiagnostic viral screening tests has evolved rapidly since the introduction of HCV tests by the Chiron-Ortho joint business and by Abbott. The joint business may be adversely affected in future periods by increasing margin pressures, the overall demand for current tests and new diagnostic products, and by the introduction of competing tests by unlicensed third parties.

     Furthermore, other Chiron programs will require substantial additional investment including the cost of funding collaborative research arrangements with third parties, the cost of clinical trials, the completion of commercial scale manufacturing facilities, and marketing and sales expenses associated with product introductions. Chiron is required to fund 50 percent of the joint expenses of its collaboration with Cephalon Inc. and expects these expenses to increase as the parties accelerate efforts to gain regulatory approval and prepare to commercialize Myotrophin-TM-in the United States. Also, the acquisition and integration of Viagene will result in increased research and development expenses in future periods.

     Chiron has significantly expanded its manufacturing capability to support both approved products and products in development which has resulted in higher levels of operating expenses and depreciation, and may result in even higher levels of operating expenses in future periods. The research, development and market introduction of new products will require the application of considerable technical and financial resources by Chiron, while revenues generated from such products, assuming they are successfully developed, may not be realized for several years.

     Other material and unpredictable factors which could affect operating results include: the uncertainty, timing and costs associated with product approvals and commercialization; the issuance and use of patents and proprietary technology by Chiron or its competitors; the effect of technology and other business acquisitions or transactions; the increasing emphasis on controlling healthcare costs and potential legislation or regulation of healthcare pricing; and actions by collaborators, customers and competitors.

CHANGE IN AGREEMENT WITH BERLEX

     Chiron exercised its option to revert to the terms of the original Betaseron-Registered Trademark- supply agreement effective January 1, 1995. Under the original terms, Chiron earns a partial payment for Betaseron-Registered Trademark- upon shipment to Berlex Laboratories, Inc. ("Berlex") and a subsequent final payment based upon Berlex's net sales of the product. Total 1995 shipments of Betaseron-Registered Trademark- are expected to be slightly below 1994 levels. Total 1995 revenues from Betaseron-Registered Trademark- shipments are expected to be lower than 1994 revenues by approximately $30 million as a result of the reversion to the original supply agreement. Due to issues of inventory management, it is anticipated that vials shipped by Chiron to Berlex may decrease between 1995 and 1996. There may also be royalties from European sales during 1996.

     In March 1995, the Company decided to idle its Puerto Rico facility and scale-back the manufacturing operations at the Company's Amsterdam facility. This decision was based on the belief that current demand for Betaseron-Registered Trademark- can be adequately supplied with the expanded manufacturing capacity at the Company's Emeryville, California, facility. Utilization of this idled manufacturing capacity will require a significant increase in Betaseron-Registered Trademark- demand and/or the introduction of new products which would require significant similar manufacturing capacity.

DEPENDENCE ON COLLABORATIONS

     Achievement and maintenance of profitability are substantially dependent on the success of Chiron's collaborations with others. Under the joint business agreement with Ortho, Chiron and Ortho together determine strategy and budgets for their joint diagnostics business, but Ortho conducts all commercial activities, except research and antigen manufacturing, and exercises broad control over the conduct of day-to-day operations. The Company is also dependent upon Schering AG, Germany, and its U.S. affiliate, Berlex, for development, marketing and distribution of Betaseron-Registered Trademark-. There can be no assurance that the corporate interests of Berlex and Ortho, or any other corporate partners, are or will remain consistent with those of Chiron or that any collaborator will succeed in developing new markets or retaining and expanding the markets served by the commercial collaborations.

REGULATIONS RESTRICT ABILITY TO COMMERCIALIZE TECHNOLOGY

     FDA AND SIMILAR FOREIGN REGULATIONS

     Regulation by governmental authorities in the United States and other countries is a significant factor in the production and marketing of the Company's products and ongoing research and development activities. In particular, human therapeutics, vaccines and diagnostic products are subject to rigorous preclinical and clinical testing for safety and efficacy and also are subject to approval processes by the FDA and similar health authorities in foreign countries. The process of establishing safety and efficacy and of obtaining such approvals is costly and time consuming. If any phase of product testing does not yield successful results, the Company may be required to delay or discontinue further product testing. There can be no assurance with respect to any product that safety and efficacy can be established at the levels required by regulatory authorities for approvals to be obtained. Any failure to obtain, or delay in obtaining such approvals would adversely affect the ability to market products successfully and the ability to receive income from sales or royalties and could also allow competitors time to introduce competing products ahead of product introduction by the Company. Further, even following FDA marketing approval, there can be no assurance that a product will be safe and efficacious in patient populations.

     OTHER REGULATIONS

     Other regulations could limit or restrict the Company's ability to commercialize its technology, thereby adversely affecting its operations.
Chiron is subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the National Environmental Policy Act, the Resource Conservation and Recovery Act, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, national restrictions on technology transfer, and import, export and customs regulations, and Chiron may in the future be subject to other federal, state, local or foreign regulations. There can also be no assurance that regulatory requirements will not change or become more stringent. Any change to existing regulations or the enactment of new regulations could have a material adverse effect on the business of the Company.

NO ASSURANCE OF ADEQUACY OF PATENTS AND PROPRIETARY TECHNOLOGY

     The Company and its subsidiaries own numerous patents worldwide as well as certain proprietary information and techniques. In addition, the Company has applied for and will in the future apply for patents on certain aspects of its technology. No assurance can be given that these patent applications will be issued as patents or that any patents now or to be issued will provide the applicant with preferred positions with respect to the covered technology.

     The degree of patent protection to be afforded to biotechnological inventions is uncertain, and a number of products important to the Company are subject to this uncertainty. The Company is aware of certain issued patents and pending patent applications and there may be other patents and pending applications containing subject matter which the Company or its licensees or collaborators may require in order to research, develop or commercialize at least some of that company's products. There can be no assurance that licenses under such subject matter will be available on commercially acceptable terms, or if available, that such licenses will be exclusive. If such licenses are non-exclusive, competitors of the Company potentially will be able to use the technology covered by such licenses and as a result may be able to develop products which compete directly with products of the Company. Further, if the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

     The Company receives grants and other public funding and collaborates with governmental research organizations in connection with certain research programs. Inventions resulting from such public funding or collaboration may be subject to regulatory and contractual restrictions on the manner in which any resulting inventions may be commercialized and the government research organization typically retains certain rights to use such inventions itself or, under certain circumstances, to grant rights to others. Under its agreement with the Centers for Disease Control of the United States Department of Health and Human Services ("CDC"), if Chiron fails to commercialize appropriately the inventions in its existing hepatitis C patent application, the federal government could acquire rights to use or to permit others to use such inventions. A grant by the State of California to support research to develop an AIDS vaccine also allows the State to license Chiron technology to others to commercialize an AIDS vaccine if Chiron fails to do so. There can be no assurance that these government agencies will not exercise rights that may arise in the future to license Chiron technology to others.

     In the event of contractual breach or bankruptcy of the Company, certain of its collaborative research contracts provide for transfer of technology (including rights to practice under any patents or patent applications) to the contract sponsors.

NO ASSURANCE OF HEALTHCARE REIMBURSEMENT FOR PRODUCTS

     The Company's ability to successfully commercialize human healthcare products, including Proleukin-Registered Trademark-and Betaseron-Registered Trademark-, may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, health maintenance organizations, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of certain healthcare products, including Proleukin-Registered Trademark-and Betaseron-Registered Trademark-, and there can be no assurance that adequate third-party coverage will be available for the Company to maintain price levels sufficient for realization of an appropriate return on investment in developing new therapies. Government and other third party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved by the FDA for marketing, and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for uses of the Company healthcare products, the market acceptance of these products would be adversely affected.

POSSIBLE REGULATION OF HEALTHCARE COSTS

     The Company's long-term ability to successfully commercialize human healthcare products depends in part on the extent to which pricing of healthcare products is regulated by the government. From time to time there have been proposals for controlling healthcare costs through potential legislation or regulation of healthcare pricing. The enactment of any such legislation or regulations could have a material adverse effect on the business of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS

     The market price of the Company's Common Stock is subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's stock in any given period. Additionally, announcements of technological innovations by the Company or its competitors, developments concerning proprietary rights, public concern as to the safety of biotechnology and economic or other external factors may have a significant impact on the market price of the Company's Common Stock.

     Chiron has not paid any cash dividends since its inception and Chiron does not anticipate paying cash dividends in the foreseeable future.


                            OFFERING OF COMMON STOCK
                          UPON EXERCISE OF WARRANTS OR
                            CONVERSION OF DEBENTURES

     The Company is offering pursuant to this Prospectus to sell up to 442,815 shares of its Common Stock to the holders of the Company's outstanding Warrants pursuant to the exercise thereof. The Roche Warrant grants to its holder the right to purchase up to 150,000 shares of Common Stock at $52.50 per share on or before December 31, 1998. Each CHLP II Warrant grants to its holder the right to purchase shares of Common Stock at $95.33 per share on or before December 15, 1996. CHLP II Warrants to purchase 292,815 shares of Common Stock are all currently exercisable. The Roche Warrant to purchase 150,000 shares of Common Stock becomes exercisable upon the achievement of certain worldwide sales levels of Proleukin-Registered Trademark-. If specified levels of Proleukin-Registered Trademark-sales are not achieved, the Roche Warrant becomes exercisable for a ten-day period beginning December 21, 1998 and ending December 31, 1998.

     The Company also is offering pursuant to this Prospectus to sell up to 810,833 shares of its Common Stock to the holders of the Debentures pursuant to the conversion thereof. The Debentures were issued pursuant to an Indenture dated May 21, 1987 (the "Indenture") between Cetus and Bankers Trust Company as trustee (the "Trustee"). Pursuant to a First Supplemental Indenture entered into by the Company, Cetus and the Trustee at the time of the Company's acquisition of Cetus, the holder of each Debenture is entitled to convert any portion of the principal amount thereof which is $5,000 or an integral multiple of $5,000 into shares of Common Stock at the Conversion Price of $123.33 per share of Chiron Common Stock.

EXERCISE OF WARRANTS

     The holder of a Warrant must pay the full exercise price per share of Common Stock upon any exercise of the Warrant. The Company will not be required to issue fractional shares of its Common Stock, but upon exercise of a Warrant as to any fractional share interest thereunder, the Company shall pay an amount in cash equal to the then current market price per share of the Common Stock multiplied by such fraction.

     To exercise a Warrant, the Warrant certificate properly completed and accompanied by full payment in the form of cash or by certified check, bank cashier's check or wire transfer for all shares of Common Stock to be purchased, must be surrendered to the Company. At that time, the exercising holder will be deemed to be the record holder of the shares of Common Stock issuable upon such exercise. Upon receipt of the surrendered Warrant certificate and payment in full, the Company will mail or cause to be mailed, to or upon the written instructions of the exercising holder, certificates representing the number of shares of Common Stock so purchased.

CONVERSION OF DEBENTURES

     The Debentures are convertible into Chiron Common Stock, initially at the conversion price of $123.33 per share of Common Stock, at any time prior to redemption or maturity. The right to convert Debentures called for redemption will terminate at the close of business on the date five business days preceding the date fixed for redemption and will be lost if not exercised prior to that time.

     The right of conversion attaching to any Debenture may be exercised by the holder by delivering the Debenture (together with coupons as described below) at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion. The conversion date shall be the date on which the Debenture and the duly signed and completed notice shall have been so delivered. A holder delivering a Debenture for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the holder of the Debenture. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     Fractional shares of Common Stock will not be issued upon Conversion but, in lieu thereof, the Company will pay a cash adjustment based on the then-current market price of the Common Stock which shall be equal to the closing price per share of the Common Stock on the last day prior to the day of conversion. Each Debenture which is held in bearer form (a "Bearer Debenture") delivered for conversion must be delivered with all unmatured coupons appurtenant thereto as provided in the Indenture. Each Debenture which is held in registered form (a "Registered Debenture") delivered for conversion during the period from the close of business on any May 7 next preceding any interest payment date to the opening of business on such interest payment date (except Debentures called for redemption on a "Redemption Date" within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive. Except where Debentures surrendered for conversion must be accompanied by payment as described above, no payment or adjustment for interest or dividends is to be made upon conversion.

     The conversion price is subject to adjustment as set forth in the First Supplemental Indenture in certain events, including the payment of dividends or the making of a distribution on the capital stock in shares of Common Stock; subdivisions, combinations and reclassifications of the Common Stock; the making of a distribution on the Common Stock in shares of capital stock other than Common Stock; certain consolidations, mergers and sales of the property of the Company; the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for Common Stock at a price per share below the then-current market price; and the distribution to all holders of Common Stock of assets (other than cash) or certain rights or warrants to purchase securities of the Company or its successor. No adjustment in the conversion price will be required unless such adjustment would require a change of at least one percent in the conversion price then in effect; provided, however, that any adjustment that would otherwise be made will be carried forward and taken into account in determining any subsequent adjustment. The conversion price will not be adjusted in the case of transactions in which the holders of Debentures are entitled to participate or which effectuate a change in the par value or lack thereof of the Common Stock. In addition, in the case of certain of these rights and warrants, the Company may elect not to adjust the conversion price but instead provide that holders of Debentures would receive the rights or warrants, if and when they convert their Debentures into Common Stock, to the extent such rights or warrants would be issued with other shares of Common Stock issued at the time of conversion. The Company is entitled from time to time to reduce the conversion price by any amount for a minimum period of 20 days, upon at least 15 days prior notice to the holders of Debentures. The Company may also reduce the conversion price in order to avoid taxation of its stockholders as a result of an adjustment of, or failure to adjust, the conversion price.

                            FEDERAL TAX CONSEQUENCES

     The following discussion was prepared by counsel to the Company, Brobeck, Phleger & Harrison. This discussion sets forth the material United States federal income tax consequences of the exercise of the Warrants and conversion of the Debentures. In addition, the discussion describes the material United States federal tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (a "Non-U.S. holder"). This discussion is based upon current laws, regulations, rulings and decisions in effect as of the date of this Prospectus, all of which are subject to change at any time, either prospectively or retroactively. In this regard it should be noted that, in the past, various bills have been proposed or introduced in the United States Congress which would affect the taxation of Non-U.S. holders. In particular, there have been proposals to tax gains on sales of stock in United States companies by foreign persons or entities. While as of the date of this Prospectus none of these bills have been enacted, it is likely that similar proposals will be considered in the future.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position. In particular, the discussion does not discuss the effects of any applicable tax treaty. Accordingly, each holder is urged to consult his tax advisors with respect to the United States federal tax consequences of an exercise of the Warrants, a conversion of the Debentures, and the holding and disposition of Common Stock. In addition, each holder is urged to consult his tax advisors with respect to any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or the provisions of any applicable tax treaty.

EXERCISE OF WARRANTS

     For federal income tax purposes, no gain or loss should be recognized by a holder of a Warrant upon the exercise thereof. Upon the exercise of a Warrant, the holder's adjusted tax basis in the purchased Common Stock will be the sum of the holder's basis in such Warrant and the exercise price thereof. The holding period for any purchased Common Stock will not include the holding period of the Warrant.

CONVERSION OF DEBENTURES

     For federal income tax purposes, gain or loss will be recognized by a holder of a Debenture upon the conversion of the Debenture into Common Stock based on the difference between the value of the Common Stock received (plus any cash received in lieu of fractional shares) and the holder's tax basis in the Debenture. This gain or loss will generally constitute a capital gain or loss except to the extent that any gain is treated as ordinary income by virtue of the "market discount" rules of the Internal Revenue Code of 1986, as amended. The holder's basis in the Common Stock received upon conversion of a Debenture will be equal to the fair market value of the Common Stock upon receipt. The holding period of the Common Stock received upon conversion will not include the holder's holding period for the converted Debenture.

     Notwithstanding the foregoing, a Debenture holder that is a Non-U.S. holder will not generally be subject to United States federal income tax in respect of gain recognized on the conversion of a Debenture into Common Stock, except to the extent that (i) the gain is considered to be effectively connected with the trade or business of the Non-U.S. holder in the United States, (ii) the gain is treated as being effectively connected with a U.S. trade or business of the Non-U.S. holder because the Company is or has been a "United States real property holding corporation" and certain other conditions are satisfied, or (iii) in the case of an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the conversion and certain other conditions are satisfied. The Company believes that it is not currently and is not likely to become a United States real property holding corporation. Certain other exceptions to nontaxability may apply to particular Non-U.S. holders.

     Each Debenture holder is urged to consult his tax advisors with respect to the tax consequences to him or a conversion of the Debentures.

FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OWNERSHIP AND DISPOSITION OF COMMON STOCK

     DIVIDENDS

     Dividends paid to a Non-U.S. holder of Common Stock will generally be subject to withholding of United States federal income tax at a rate of 30% (or lower rate established by any applicable tax treaty), unless the dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. holder, in which case the dividends will generally be subject to the United States federal income tax on net income that applies to United States persons (and, in the case of corporate holders, such dividends may also be subject to the branch profits tax).

     GAIN ON DISPOSITION OF COMMON STOCK

     General Rule

     Subject to special rules applicable to individuals as described below, a Non-U.S. holder generally will not be subject to United States income tax in respect of the gain recognized on a sale or other disposition of Common Stock except to the extent that (i) the gain is considered to be effectively connected with a trade or business of the Non-U.S. holder in the United States or (ii) the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes and certain other conditions are satisfied. The Company believes that it is not currently and is not likely to become a United States real property holding corporation. Special rules apply to Non-U.S. holders who are dealers in securities or otherwise hold shares of Common Stock as inventory.

     Individuals

     In addition to the rules referenced above, an individual Non-U.S. holder who holds Common Stock as a capital asset will generally be subject to tax at a 30% rate on any gain recognized on the disposition of such stock if such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are satisfied. Special rules also apply to individuals who are United States expatriates.

     FEDERAL ESTATE TAXES

     Common Stock held by a Non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     BACKUP WITHHOLDING TAX

     United States backup withholding tax (which is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under certain reporting requirements) will generally not apply to dividends paid on shares of Common Stock to a Non-U.S. holder at an address outside the United States. The payment of the proceeds from the disposition of shares of Common Stock may in some circumstances be subject to backup withholding tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the Internal Revenue Service. The backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INTENDED AS A GENERAL SUMMARY ONLY AND AS SUCH MAY NOT APPLY TO THE CIRCUMSTANCES OF EACH HOLDER. HOLDERS OF WARRANTS, DEBENTURES, AND COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK UNDER THE UNITED STATES FEDERAL INCOME TAX LAWS AND THE LAWS OF OTHER TAXING JURISDICTIONS.

                                 USE OF PROCEEDS

     If all the Warrants are exercised, the Company will receive an aggregate of $35,789,054, before deducting expenses related to this offering estimated to be $74,500. Approximately all of the proceeds would relate to Warrants with exercise prices which are less than or which approximate recent market prices of the Company's Common Stock. The Company expects that proceeds to be received from the exercise of such Warrants will be employed for working capital purposes. The Company has no specific plan for the proceeds, beyond such use for working capital purposes. The Company has undertaken the offering pursuant to warrant agreements entered into between Warrant holders and Cetus requiring Cetus or a successor to use its best efforts to cause a registration statement to be filed and maintained effective under the Securities Act of 1933 as to the Warrants.

                         DETERMINATION OF OFFERING PRICE

     The Roche Warrant along with a second warrant that has been exercised were issued by Cetus as of May 1989 in connection with cross-licensing agreements it entered into with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. The number of shares of Common Stock to be covered by, and the per share exercise price of, the Roche Warrants that were issued to Hoffmann-La Roche Inc. ("Roche"), which were not registered with the Commission, were established by negotiation between Cetus and Roche. Upon the acquisition of Cetus by Chiron in December 1991 (the "Merger"), the Roche Warrants were assumed by Chiron in accordance with the terms of the warrants. Following the Merger, each Roche Warrant became exercisable for that number of shares of Chiron Common Stock equal to the number of shares of Cetus Common Stock for which the Warrant was exercisable multiplied by the Exchange Ratio in the Merger, which was 0.3. The exercise price per share was similarly adjusted by dividing the exercise price per share for the Roche Warrants by the Exchange Ratio.

     The CHLP II Warrants were issued in 1986 in connection with a registered offering by Cetus of units in Cetus Healthcare Limited Partnership II, a California limited partnership ("CHLP II"). Each unit consisted of a limited partnership interest in CHLP II and warrants to purchase 150 shares of Cetus Corporation Common Stock. Of these warrants, half of the warrants expired by their terms on December 15, 1991 and are no longer exercisable. The remaining warrants are exercisable until December 15, 1996. The exercise price of these warrants was equal to a price per share equal to 130% of the average of the last sale price of Cetus Common Stock as quoted on NASDAQ on the fifteen trading days immediately preceding December 15, 1986. Upon assumption of the CHLP II Warrants by Chiron, the exercise price and number of shares were adjusted by the Exchange Ratio in the Merger.

     The Debentures were issued by Cetus as of May 1987 in an offshore offering by Cetus in Europe. The number of shares of Common Stock into which the Debentures are convertible and the conversion price of the Debentures, which were not registered with the Commission, were established by negotiation between Cetus and Swiss Bank Corporation International Limited and Merrill Lynch Capital Markets, as representatives of the managers of the Debenture offering. Upon the Merger, the Debentures remained obligations of Cetus as a wholly-owned subsidiary of the Company. The Company, Cetus and the Trustee entered into a supplemental indenture which provides that each holder of an outstanding Debenture has the right to convert the Debenture, in lieu of conversion into shares of Cetus Common Stock, into the number of shares of Chiron Common Stock receivable at the effective time of the Merger by a holder of the number of shares of Cetus Common Stock into which the Debenture might have been converted immediately prior to the effective time of the Merger (subject to adjustment in the event of future changes in Chiron's capital stock). See "Offering of Common Stock upon Exercise of Warrants or Conversion of the Debentures -- Conversion of Debentures."

                      REGISTRATION AND RESALE OF SECURITIES

     Pursuant to the Registration Statement of which this Prospectus is a part, the Company has registered under the Securities Act the shares of Common Stock offered by the Warrants and the shares of Common Stock offered by the Debentures. Upon issuance, such shares of Common Stock may be freely traded without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company, as that term is defined under the Act, which will be subject to the resale limitations of Rule 144 under the Act. This Prospectus will be used in connection with the offer and sale by the Company of the shares of Common Stock issuable upon the exercise of the Warrants and the shares of Common Stock issuable upon conversion of the Debentures.

                                 INDEMNIFICATION

     Section 145 of the General Corporation Law of the State of Delaware and the Bylaws of the Company contain provisions covering indemnification of corporate directors, officers and employees under certain conditions and subject to certain limitations. In addition, the Company has entered into supplemental indemnification agreements with its directors which broaden the scope of indemnity beyond that expressly provided by the Bylaws or the Delaware General Corporation Law. These supplemental contracts are permissible under Delaware General Corporation law and have been approved by the Company's stockholders.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL OPINIONS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by William G. Green, Esq., Senior Vice President and General Counsel of the Company and the federal income tax consequences of the exercise of the Warrants and the conversion of the Debentures will be passed upon for the Company by Brobeck, Phleger & Harrison, San Francisco, California.

                                     EXPERTS

     The consolidated financial statements of Chiron Corporation incorporated by reference in Chiron Corporation's Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The consolidated financial statements of Chiron Corporation incorporated by reference in Chiron Corporation's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such respective firms as experts in accounting and auditing.

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH STATE.

     NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                                                            PAGE

Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Information Incorporated by Reference. . . . . . . . . . . . . . . . . . . .   3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4-6
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7-12
Offering of Common Stock Upon Exercise of Warrants or
     Conversion of Debentures. . . . . . . . . . . . . . . . . . . . . . . 12-14
Federal Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . 14-17
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
Determination of Offering Price. . . . . . . . . . . . . . . . . . . . . . 17-18
Registration and Resale of Securities. . . . . . . . . . . . . . . . . . . 18-19
Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Legal Opinions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19